

December 21, 2020

David Barta
Chief Financial Officer
Exterran Corp
11000 Equity Drive
Houston, TX 77041

> **Re: Exterran Corp**
> **Form 10-K for the Year Ended December 31, 2019**
> **Filed February 28, 2020**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2020**
> **Filed November 2, 2020**
> **File No. 001-36875**

Dear Mr. Barta:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 6. Selected Financial Data
Non-GAAP Financial Measures, page 25

1.    We note your presentation of the non-GAAP measure total gross margin. Please revise your reconciliation for this non-GAAP measure to the most directly comparable GAAP measure of gross margin in accordance with Item 10(e)(1)(i)(B) of Regulation S-K. If you do not believe gross margin that includes depreciation and amortization is the most directly comparable GAAP measure, please tell us why in your response. In addition, retitle this measure to avoid confusion with the GAAP measure of gross margin. Similar changes should be made to your earnings release.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Summary of Results
Results by Business Segment, page 31

2.     We note you exclude depreciation and amortization expense from your segment gross margins and gross margin percentages.  Please retitle the heading to clearly identify these measures as segment gross margin.  In addition, if you continue to present a total for the three segments here, retitle it to avoid confusion with the GAAP measure of gross margin.  Similar changes should be made to your earnings release.

Form 10-Q for the Fiscal Quarter Ended September 30, 2020

Notes to Unaudited Condensed Consolidated Financial Statements
Note 3. Discontinued Operations, page 11

3.     You disclose the closing of the sale of your U.S. compression products business on November 2, 2020.  Please explain to us your consideration of disclosing the terms of this transaction as a material subsequent event.  Refer to ASC 855-10-50.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Robert Shapiro at 202-551-3273 or Stephen Kim at 202-551-3291 if you have questions regarding comments on the financial statements and related matters.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Trade & Services